

02036393

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of a Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2002

ASML Holding N.V.

De Run 1110
5503 LA Veldhoven
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

"ASML Announces EUR 200 Million Sale to Major Foundry," dated May 6, 2002.

"ASML Social Report 2001," dated April 19, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date: June 7, 2002

By: 

Peter T.F.M. Wennink
Vice President of Finance/
Administration and Chief
Financial Officer

ASML Announces EUR 200 Million Sale to Major Foundry

VELDHOVEN, the Netherlands, May 6, 2002 - ASML today announced it signed a sales agreement with a leading foundry based in Asia. The value of the deal is over EUR 200 million. Delivery will occur in 2002.

ASML will supply leading-edge lithography equipment, used in the manufacturing of semiconductors, to factories in Asia. The order consists of multiple systems for the volume production environment and includes both 200mm and 300mm wafer sizes.

"ASML is seeing early signs of market recovery in semiconductors," said Doug J. Dunn, president and chief executive officer, ASML. "The magnitude of this opportunity coupled with other recent developments in the market indicate that a slow and moderate upturn might be underway."

About ASML:

ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and Nasdaq under the symbol ASML. In 2001, the company reported net sales of over EUR 1.8 billion. ASML employs approximately 7,000 people in 50 locations throughout the world.

###

Company Contacts:

EUROPEAN & ASIAN INVESTOR & MEDIA CONTACT ASML:

Franki D'Hoore
Investor Relations
Veldhoven, The Netherlands
+31.40.268.3938
investor.relations@asml.com

U.S. INVESTOR CONTACT ASML:

Doug Marsh
U.S. Institutional Investor Relations
Tempe, Arizona, USA
+1 480.383.4006

CORPORATE MEDIA RELATIONS:

Tom McGuire
Vice President Communications

De Run 1110
5503 LA Veldhoven
The Netherlands
Phone: +31.40.268.5758
Fax: +31.40.268.3655
corpcom@asml.com


Our technology leadership continues...





ASML

Social Report 2001

What does ASML stand for?

Ever since the company was founded in 1984, the promise of commitment has been consistent with the core values of ASML.

Our commitment is customer centric and includes technology. Commitment to technology leadership. Delivering leading edge technology. Packing a pipeline of advanced technology. Investing in R&D for next generation technology.

Our commitment is the foundation for our relationships with all our stakeholders:

Commitment to our customers. 2002 marks the company's renewed customer focus. We will make sure that our customers feel our long-term commitment to making them successful.

Commitment to our employees. Our people, who come from over 45 nations, are commited to ASML's success and contribute great ideas. To support them, we create an environment for professional development to grow their careers and do their best work.

Commitment to our suppliers. We work in partnerships with suppliers from all over the world. We help our suppliers to succeed so they can help us succeed.

Commitment to our investors. The company's reputation for transparency in its business and its track record for credibility exemplify ASML's commitment to investors.



ASML

Commitment


ASML

Social Report 2001

ASML Mission
Providing leading edge imaging solutions to continuously improve customers' global competitiveness



Contents

Message from the CEO

ASML faced many challenges during 2001. We experienced the worst downturn in the history of the semiconductor industry, merged with Silicon Valley Group (SVG) in May 2001 and began the subsequent integration of both companies into a world-class, global enterprise. The ASML of today is a different company than it was one year ago.

Making Tough Decisions in Tough Times

In 2001 we experienced the worst year-on-year decline in the history of the semiconductor manufacturing industry. During 2001, we had to balance the size of our company with the lower demand for our products. This resulted, for the second time in our history, in a reduction of our global work force, which took us from a combined total of 8123 employees, as of December 31, 2000 to 7070 employees, by December 31, 2001.

Taking Advantage of the Merger

ASML's merger with SVG was a significant event in 2001. Some of the results of that merger were exciting, such as our opportunity to grow our customer base, markets, product portfolio, and knowledge base. As a result of the merger, we took a fresh look at our organization in terms of quantity of personnel, competencies and skill sets, motivation, and organizational development. Based on these four areas, Human Resources and Organization (HR&O) developed a new strategy that takes best practices from everywhere in the organization to create a cohesive, comprehensive, and equitable HR&O structure that works for all ASML locations.

Another positive result of the merger is the expanded opportunity for our employees to gain international experience, since we have a significant presence on three continents. Sharing ideas and expertise across borders can lead to new ways of thinking and of approaching challenges. We now have more expatriates than ever before, and we look forward to continuing to expand our horizons this way.

Rewarding and Recognizing Employees

Despite the downturn, 2001 saw a continuation of our merit increase program, and stock option plans tailored to each location's local tax laws to acknowledge the efforts of our employees. In addition, we continued vital training and development programs designed to build up our skill sets and develop leadership capabilities. Our attention to health and safety issues, investment in security measures and the protection of our knowledge and inventions are a result of our recognition that employees bring skills and knowledge that are vital to our future.

Using a Value Sourcing Business Model

Our value sourcing business model, which is based on outsourcing the production of over 90 percent of the components and modules that make up our products, gives us flexibility when capacity needs to be quickly changed. This allows us to manage reductions in demand more proactively.

With new products added to our organization, we have been striving to align our business practices. Part of that alignment includes rolling out our value sourcing model to our worldwide organization. Value sourcing enables ASML and its partners to sustain significant research and development programs while bringing our customers leading-edge technology.

Paying Attention to What's Really Important

Despite the ups and downs of the market, ASML has always been a success. I think that's due to a few basic principles that we try to live by:

Take care of our employees
No matter what the economic environment, we promote learning and development and we reward and motivate deserving employees. We communicate between all levels of employees throughout our organization to pursue our mission

and achieve our goals. We protect employees as much as possible from the cyclical semiconductor market, so that we maintain our skill and knowledge base that is crucial to our continued success.

Invest in leading-edge technology

We make advanced chip making equipment available today, we have a pipeline of leading-edge products in process for tomorrow and we're working hard at researching and developing the products of the future.

Give our customers the best

We focus sharply on our customers. Meeting our customers' needs is a top priority. In 2002, we will renew our customer focus, maintain our technology investment and take care of our most important resource—our employees.

Finally I would like to express my gratitude toward our employees, who have given their best efforts and done a great job in this very difficult year full of uncertainties.

Sincerely,
Doug J. Dunn



CEO and Chairman of the Board of Management

Veldhoven, April 19, 2002

Highlights from 2001

ASML experienced many changes in 2001 as a result of our merger with Silicon Valley Group (SVG) and the effects of the worst downturn in the history of the semiconductor industry. To support the merger, ASML improved the way we operate as a worldwide company and how we motivate and challenge our employees. Some examples include:

- initiating a new HR&O strategy: In 2001, ASML initiated a new HR&O strategy based on four principles: quantity of personnel, competent personnel, motivated personnel, and organizational development.

- restructuring HR systems and procedures: Because of the merger with SVG in May 2001, ASML compared the HR systems of former SVG and ASML. Job evaluations and ranking, resource planning and development, compensation and benefits and HR information systems were all assessed. Legal preparations for the transfer of former SVG employees to ASML terms of employment also began in 2001.

- developing a new training and development matrix: The training and development matrix, developed in 2001 for the facility located in Veldhoven, the Netherlands, offers a comprehensive and easily accessible overview of the minimum training required for each job function within the organization.

- promoting employee performance: To promote effective leadership skills among ASML managers, a management development program was continued throughout 2001. In addition, in cooperation with the Rotterdam School of Management in the Netherlands; McGill University in Montreal, Canada; and Babson School of Executive Education in Boston, Massachusetts, U.S., a Professional Leadership Program (PLP) was designed for high-potential employees.

- maximizing our resources: In response to the semiconductor industry's worst downturn, a hiring freeze introduced in March 2001 shifted the company's focus away from recruitment and toward a restructuring of existing resources. This reorganization of resources proved effective in managing headcount and costs.

- rewarding employees worldwide: ASML introduced a compensation and benefits plan that will be available to employees worldwide. The new plan will reward employees in a way that is competitive in local markets, equitable, cost-effective and flexible. At the end of 2001, we introduced new stock option plans on a worldwide scale. By participating in these plans, our employees will reap potential financial benefits while helping to minimize outgoing cash and costs.

- sharing a safe working environment: ASML shares best-practice health and safety initiatives and information among its various departments. ASML systems and procedures encourage contact between all departments involved in product safety, transport safety and safety for customer support and production engineers.

- securing ASML's knowledge for the future: In 2001, ASML audited its security levels and found no causes for security concern. To improve security, we implemented a method to restrict access to confidential documentation, a new badge system and a position-based security system. Our patents and trademarks department safeguards our inventions, knowledge base and intellectual property through effective patent and trademark control.

- communicating internally on a global scale: In 2001, our Board of Management communicated with employees in a number of ways. Our CEO held a series of lunches with employees. News articles from the Board of Management were featured on *Inside ASML* on the homepage of our globally operating intranet. In addition, a new global employee magazine called *Spectrum* has been published.

- The merger with SVG impacted the number of ASML employees working on international assignments. At the end of 2001, 82 employees are working away from their original location, compared with 69 in 2000. The total work force of ASML is now made up of employees from over 45 different nationalities.

Overview

2001: A Unique Chapter in ASML's History

ASML has been successfully manufacturing semiconductor equipment for the world market since 1984. We have produced and shipped thousands of lithography, track and thermal systems to leading semiconductor manufacturers across the world. Although the company has experienced past fluctuations in the market, 2001 presented a tremendous challenge for ASML and our customers as a result of an unprecedented year-on-year drop in the semiconductor manufacturing equipment market.

Our continuing commitment to developing leading-edge technology has helped us remain a world-class competitor even in the downturn, and our merger last year with SVG has transformed ASML into a stronger, more globally operating company with a broader product portfolio than the ASML of one year ago.

Merging with SVG

Once the merger of ASML and SVG was finalized in May 2001, the operations, best practices, policies and human resource and organization (HR&O) processes from both companies had to be combined into a coherent whole.

For the merger to be successful, it was particularly important that former SVG employees became a valuable part of the new, global ASML organization. In addition, we needed to share best practices in order to develop an enterprise that used the best ideas from each company. That is why, rather than applying ASML's existing structure to former SVG, ASML surveyed the HR&O systems of both semiconductor equipment companies. This survey included an investigation and assessment of job evaluations and ranking, resource planning and development, compensation and benefits and HR&O information systems.

Integration projects were began in 2001 to legally transfer former SVG employees to ASML terms of employment. These transfers will be finalized by the end of the first half of 2002.

ASML is today a global player in the semiconductor industry, striving to achieve a balanced and shared HR&O structure, based on fairness and transparency in compensation and benefits offerings. We also are able to offer global development opportunities for our employees, with a very mobile workforce, and a greater number of international assignments.

Restructuring for Success

One consequence of the merger was a complete restructuring of the HR&O function. Because we now have a major presence on three continents—Europe, Asia and the United States—the existing HR&O structure needed to be upgraded to ensure the smooth running and success of our newly expanded operations, and cope with the legal, cultural and policy differences between the two companies. ASML's U.S. facilities initiated the restructuring as a result of the merger in October 2001. And now, the restructuring program that began in the U.S. has expanded to the entire organization.

The new HR&O structure is based on ASML corporate principles and requisite capabilities:

- quantity of personnel,
- competent personnel,
- motivated personnel and
- organizational development.

This Social Report contains more detailed information on these topics, and on communication, safety and security.

Competent Personnel

Leading ASML into the Future

ASML is strongly committed to development and learning opportunities for employees. Having a trained and motivated staff enables the company to be prepared for the market upturn when it arrives and sustain the business opportunities associated with an upturn in the cyclical semiconductor market.

Providing the Right Training for Right Now

Although the overall number of training programs was lower in 2001 than in 2000, ASML ensured that programs that focused on core business objectives were maintained. ASML invested time and resources in improving general introduction offerings and our Total Quality Management (TQM) programs. In addition, we devised a new training matrix that offers a comprehensive and easily accessible overview of the minimum training requirements of each specific job and function within ASML. The content of this matrix is now being implemented worldwide. This matrix helps managers select the most appropriate training courses and development programs for their staff, no matter where they are located.

Developing Leaders for Today and Tomorrow

The success of any organization depends on its ability to attract, develop and retain the right leaders. To ensure that ASML managers are developing good leadership skills, our management development program continued as planned throughout 2001. The main focus is on succession planning. Having the right leaders at the right place and the right time, identifying their possible successors and developing and coaching them to their next possible position.

In cooperation with the Rotterdam School of Management in the Netherlands; McGill University in Montreal, Canada; and Babson School of Executive Education in Boston, Massachusetts, U.S., a Professional Leadership Program (PLP) was organized for our high-potential employees around the world. The program ran for the second time in September and was focused on supporting the integration of SVG on a management level.

We also started work on a management skills development program to encourage supervisors to learn and grow in their fields. This program will be introduced during 2002.

Working in Teams to Enhance Individual Performance

During the second half of 2001, ASML introduced a number of workshops around the world to help employees create personal development plans. These plans are tailored to develop candidates for specific leadership positions within ASML. We are currently assessing the development requirements of more than 400 key employees.

We also held workshops for our senior and top positions to create an effective succession planning overview with identified candidates for key positions.

Maximizing Resources

Reorganizing ASML's Most Valuable Resource—Employees

2001 began with 295 new employees hired in January and February. However, immediately following this growth, the sudden downturn in the market prompted an immediate hiring freeze. Only business-critical functions were filled. In June 2001, as the downturn worsened, ASML implemented a program to reduce capacity and cost by 10 percent. By October 2001, this program included a "reduction in force" initiative, designed to reduce capacity and cost by a further 10 percent by June 2002.

Outsourcing for Maximum Flexibility

In March 2001, HR&O shifted its main focus away from hiring and toward maximizing the resources we already had. ASML has always built a great deal of flexibility into the way we operate, using external parties to outsource our work wherever possible. To rapidly respond to the changing market conditions, in Europe, we released all non-essential external contractors, and we chose not to renew the one-year contracts that many of our European employees start their ASML employment with (except those in critical business functions). This allowed us to quickly reduce our headcount and control costs, with a minimum impact to our permanent employee base. In the U.S. and Asia different decisions were made based on the local structures and working conditions. Specifically in the U.S. the reduction in force had a large impact.

Restructuring Recruitment Plans

As a result of the recruitment adjustment, the recruitment center in Veldhoven, the Netherlands, was restructured and its mission refocused. Business-critical functions continued to be filled. In Europe, the emphasis shifted from recruitment to relationship management activities by university campus visits.

In addition, a Candidate Relationship Management (CRM) initiative was implemented, and a secondment program was established. The CRM initiative combined the focus on campus recruitment and on building relationships with potential experienced candidates for future vacancies. The secondment program allowed some ASML staff to be transferred to other local enterprises for a period of time. While the main reason for running this program was to keep these employees within ASML, the program also reflected our commitment to our employees.

Making a Global Resource Model

Following ASML's merger with former SVG, the HR&O function initiated a taskforce that is creating a worldwide policy for resource planning. The policy will include guidelines for:

- a global employer brand with local execution aimed at being an employer of choice
- flexibility that can respond to a cyclical market
- a shared system for following applicants more easily and enhancing our relationship with candidates
- an effective process for competence-based assessments to be carried out worldwide

This policy was started in 2001 and will be carried over into 2002, enabling us to maximize today's global workforce and develop an improved model for the future.

Ensuring Success Through Commitment

Today, thanks to many of the initiatives we implemented last year, ASML is still regarded in the marketplace as a company that is truly committed to its people. We realize that employees are our most valuable resources, because they ensure our ability to succeed now and in the future.

Taking Advantage of Worldwide Experience

ASML's expanded global organization now means that there are more opportunities than ever for employees to gain valuable international experience. There are currently 82



employees on expatriate assignments (a placement of two years or more), compared with 69 in 2000. ASML also has employees working away from their home locations on either extended business trips (up to six months) or international temporary assignments (between six months and two years).

Because of the increased mobility of our people, ASML has introduced a number of new policies to cover our new working practices. These policies treat all expatriates, international temporary assignees and employees on extended business trips with consistency. They also ensure that the company fully covers and protects our employees and fulfills its legal, tax and social security obligations. Once an employee's placement abroad has ended, the transition back to their original ASML location is made smoothly, both for the employee and the company.

Motivated Personnel

Motivating and Retaining ASML Employees

ASML is a key employer in the worldwide semiconductor equipment industry. Thus, it is essential that we have fair and competitive compensation and benefits packages that motivate our employees.

Protecting Our Employees

Because semiconductor equipment manufacturing has been a high growth industry for most of our years of operation, ASML has never had to significantly reduce our workforce before 2001. During previous, less significant downturns, ASML was able to manage headcount reduction through natural attrition, and through our strong outsourcing strategy. In this downturn—the industry's worst ever—we also achieved much of the necessary reduction by eliminating many of our outside resources. In our Veldhoven site, we created a secondment program, which allows our employees to temporarily be transferred to other companies in the region. We also introduced a voluntary reduction in force in the U.S., which carried a balanced severance package.

Optimizing Human Resource Policies

ASML's merger with SVG, whose employees were mainly U.S.-based, has prompted us to review our compensation and benefits philosophy. That is why, rather than applying ASML's existing structure to former SVG, ASML surveyed the HR&O systems of both semiconductor companies. The survey examined ASML's position in the market in terms of remuneration policies, the salary structure of both companies, and how these structures could be aligned to benefit both companies. The survey made the merger easier for all employees by making sure that their unique needs were met.

Creating a New Approach

The outcome of the survey was the creation of a total remuneration HR approach that puts a renewed focus on our commitment to employees. This approach has the following characteristics:

- attracts and retains key employees
- is competitive in local markets
- stimulates and rewards employee performance
- is transparent and equitable across all regions
- is cost-effective and flexible
- builds long-term commitment of employees to ASML and our strategic goals

The way this new approach is practiced in each location will be influenced by local custom, as well as legal and tax concerns. The new approach has allowed jobs, positions, organizational structures and compensation and benefits packages to be aligned across the global organization. No matter where they are located, employees with the same qualifications and skill level and receive equivalent salaries (relative to local salary customs). This new approach has given us an appropriate global human resources philosophy.

Rewarding Our Employees

Despite the industry downturn, ASML continued its merit increase program for salaries, because rewarding and motivating our employees is a cornerstone of our business. To supplement the merit increase program, ASML implemented special Stock Option Plans for employees worldwide (although, due to differences in legislation and regulations, terms and conditions varied per region). Stock option plans are a way to reward employees for their hard work, and also to motivate employees' long term commitment. Through these Stock Option Plans, employees are able to share in the company's future success. In addition, by converting bonuses into these options in some countries, they helped ASML to reduce cash expenditures.

Knowing More About ASML

People and Their Skills

ASML is driven by people. The ideas and innovations of our people make us the world-class company that we are today.

Tracking Global Talent

With more than 7000 employees across the world, it is critical that we know what skills we have in-house, where employees with these skills are located, and how we can develop our people for the future. For our HR&O department to keep track of our global talent, we expanded the existing HR&O system in 2001 to include former SVG systems and staff.

The main challenge for HR&O was to ensure the accurate transfer of employee data to the complete global system. The first phase, establishing basic content and compatibility, was finished in December 2001.

Maximizing Use of Global Talent

The second phase of upgrading the HR&O system will begin in 2002. During this phase, we will focus on upgrading the quality of employee information contained in the system. The functionality of the system will also be further expanded from 2002 and forward to include management development strategies, learning methodologies, more effective resource planning and information security support.

The improved HR&O information system, SAP HR, will help us leverage the knowledge and competencies of our global employee base to ensure the most effective use of our employee resources.

Health and Safety

Working to Work Safer

ASML is a high-technology company that produces complex and heavy manufacturing equipment. Thus, ASML must take special measures to protect the health and safety of our people. ASML's HSE department (Health, Safety and Environment) promotes a safe working environment for all employees.

Improving Global Safety

In 2001, HSE introduced a number of improvements for all worldwide ASML locations, including:

- A risk assessment survey of all ASML sites to measure the likelihood of health or safety risks to employees. The results of this survey will be used to create an occupational health and safety plan that will take effect in 2002.
- Courses for all staff on general safety precautions to prevent job-related injuries such as musculoskeletal disorder (MSD) and repetitive strain injury (RSI). Workshops on fire-prevention and office evacuation are also being held. During 2001, safety issues were covered in the general introduction program for all new hires of ASML worldwide.
- For warehouse workers, instructional programs covering topics such as hoisting, manual lifting, high voltage currents and a general introduction to safety in the workplace have been offered. Marketing & Technology employees followed high voltage, manual lifting, general safety and cleanroom safety training.
- Regular contact has been established between all departments involved in product safety, transport safety, and field safety. This communication promotes global sharing of best health and safety practices among worldwide locations. Safety improvement teams have been formed to address all safety issues in regular meetings.
- Research for the best therapy for RSI disorders, best strategies for work-related stress, and best therapy for migraine are being done at the universities of Maastricht and Eindhoven in the Netherlands.

the Netherlands

In Veldhoven, the Netherlands, the following health and safety measures were implemented:

- An emergency First Aid team with fire-fighting capabilities was formed. Employees also regularly practice evacuation procedures. Safety engineers for each building complex were assigned responsibility for implementing and maintaining safe employee working practices.
- ASML switched occupational health services in Veldhoven to one that also provided in-house medical services and counseling to Veldhoven-based employees.

Asia

To help ensure the safety of the field engineers and the service centers worldwide, some engineers act as safety-coordinator in addition to their regular job, to monitor the safety of working conditions. An electronic report to track accident rates has been implemented so that employees can be warned of possible dangerous situations.

U.S.

In the U.S., risks associated with specific jobs or functions have been evaluated. These evaluations are called Job Hazard Analyses (JHA). The ISO quality management system requires an HSE impact analysis for all activities.

The management system requires that training is available for directors, managers and supervisors on the regulations and requirements defined by either the government or customers. A program is in place to teach the management team how to manage employee safety and health. This program develops the skill set, and provides opportunities to apply it throughout the course. The department manager identifies the training needs and establishes objectives for every member of the target audience.

In 2001, our Risk Management department coordinated all safety issues. Weekly teleconferences are held with all HSE managers.

Security

Securing ASML's Knowledge for the Future

In a knowledge-based organization such as ASML, the security of our people, ideas and innovations is vital. A security audit done in 2001 indicated that ASML has high standards for security in all of its global operations. However, to continuously improve company security, ASML implemented a position-based security project, information access matrix and new corporate badge and access control system in 2001.

Position Based Security

Within ASML, the SAP system is used as an Enterprise Resource Planning (ERP) system. To ensure that each employee has the right authorizations in the SAP system, a position based security concept has been developed. The ASML organization is structured in departments, in which a number of positions are defined with specific tasks. These tasks require specific authorizations in the SAP system. When an employee is appointed to a position, the SAP authorizations for this position are automatically appointed to that employee also. This requires minimal maintenance while still ensuring that every employee has the right SAP authorizations.

Access Matrix

ASML information is classified in four categories: Secret, Confidential, ASML-only and Public. This information is to be treated accordingly.

New Corporate Badge and Access Control System

Within ASML's Veldhoven sites in the Netherlands, a new corporate badge was introduced. The new badge is used for access control to ASML premises and buildings and for time registration. When the corporate badge system has been expanded to ASML worldwide, the badge will allow an employee access to worldwide ASML offices. In the near future, the badge will also be used to give employees access to ASML IT-applications from remote locations, and to pay at the company cafeteria electronically.

Internal Communications

Communication on a Global Scale

As a result of the merger with SVG, ASML experienced an increased global presence in 2001. ASML realizes the power and importance of global communication with and among our people. We planned and implemented several programs in 2001 to let all our employees know that they are an important part of ASML's current strategy and future success.

Updating Netscanner—a Vital Communication Link

One key element of ASML's communication strategy is its intranet system called *NetScanner*. The intranet is open only to ASML employees and allows constant and rapid communication between all departments and regions, no matter what time zone they are in. ASML worked hard in 2001 to enhance *NetScanner* and make sure that it featured the most recent news about achievements and events in all regions.

NetScanner offers global news, with links to local sites containing information on local issues. In addition, the home page contains new articles every two weeks. These are written by members of the ASML Board of Management. These regular reports, titled *Inside ASML*, reflect senior management's commitment to keeping all staff informed of ASML activities around the world.

ASML employees also receive regular updates about ASML events. These events are posted on a calendar in *NetScanner* that lists important happenings in our company and in our industry.

Communicating in All Directions

In addition to regularly contributing to *Inside ASML*, ASML CEO Doug Dunn has regular lunch meetings with a group of employees in Veldhoven. These informal lunches give the participants a chance to share their ideas about ASML. The lunch meetings are much appreciated and will be expanded in 2002 to international locations, based on Mr. Dunn's travel schedule. Other members of the Board of Management also have informal lunches with employees.
In another initiative to encourage real-time communication, employees were encouraged to input their ideas to senior management through a suggestion box campaign. Suggestions for cost cutting measures were solicited during a pilot project that was carried out in Veldhoven, the Netherlands. Over 300 suggestions were received during the two-month campaign.

As we move forward in 2002, we will be organizing more meetings across the organization, so that senior management can relay important news and information first hand at many ASML locations. And just as important, they will be able to get first hand feedback from employees.

Providing Valuable Business Insight

Another initiative emerging from the merger of ASML and SVG was our new employee magazine known as *Spectrum*, which replaced *StepTalk* from ASML and *SilicoNet* from former SVG. *Spectrum*, a quarterly magazine, is being used to communicate business and industry issues, new customer information, developments of new products and much more. News stories that are more urgent will be posted on the home page of *NetScanner* so employees can access the information as it is available.

Expanding our Efforts

During 2002, we will continue to expand our global communication efforts. We will further analyze the information requirements of all employees, to ensure that their communication needs are being met. As a result, new communication tools will emerge and existing ones will be improved and expanded. These communications initiatives will be supported by establishing a communications network covering all ASML sites around the world.

A Quick Look at the Organization

The total number of ASML employees on December 31, 2001, was 7070. The following table compares these figures with totals for 1999 and 2000 for each business sector.

The total number of personnel employed per sector (SVG and ASML) was:

For year ended December 31	1999	2000	2001
Marketing & Technology	1,714	2,214	2,028
Goodsflow	2,033	2,663	1,872
Customer Support	1,583	2,296	2,228
General	554	743	794
Sales	177	207	148
Total	6,061	8,123	7,070

The total number of personnel employed per region was:

For year ended December 31	2001
Europe	3,484
U.S.	3,036
Asia	550
	7,070

Number of Nationalities

Over 45 nationalities are represented within our ASML organization worldwide.

ASML Worldwide

Corporate Headquarters
De Run 1110
5503 LA Veldhoven
The Netherlands

U.S. Main Offices
8555 S. River Parkway
Tempe, AZ 85284
U.S.A.

77 Danbury Road
Wilton, CT 06897
U.S.A.

Asia Main Office
Suite 603, 6/F
One International Finance Center
1, Harbour View Street
Central, Hong Kong, SAR

for more information please visit our website
www.asml.com

Printed in the Netherlands.

This document is made according to ISO 14001 on 100% chlorine-free paper.